Kirin International Holdings, Inc.
12th Floor,Building F, Phoenix Plaza, No.A5,
Shuguang Xili,
Chaoyang District, Beijing, 100028
People’s Republic of China

April 10, 2014

Via EDGAR
McPhun, Peter
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kirin International Holdings, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed on April 16, 2013
File No. 333-166343

Dear Mr. McPhun:

We hereby submit the responses of Kirin International Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 4, 2014, to Xin Zheng of the Company in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on April 16, 2013 (“Form 10-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10-K.

1.	We note your response to our comment and request that you please address the following:

•	explain to us how you determined you did not need to apply the percentage-of-completion accounting guidance described in ASC Topics 605-35-25-60 b. or c.;

Response: We determined that we did not need to apply the said percentage-of-completion accounting guidance as described in ASC Topics 605-35-25-60 b. or c. because we were able to estimate total contract revenue and total contract cost in single amounts. Those amounts were used as the basis to account for contracts under the percentage-of-completion method. As of December 31, 2012, we had three ongoing projects in total. We were able to estimate total contract revenue and total contract cost in single amounts on the onset of the arrangements.

In the future, for projects that meet the criteria described in ASC Topics 605-35-25-60b. or c., we will apply the percentage-of-completion accounting guidance stated therein.

•	tell us how often a detailed evaluation of each project’s cost and revenue is performed;

Response: We conduct detailed evaluation of each project’s cost and revenue on a monthly basis.

•	tell us if any of your projects had zero or negative estimated gross profit;

Response: No. None of the projects had zero or negative gross profit.

•
tell us if you made any changes to your accounting systems, policies, procedures, and internal controls: 1) to ensure early identification of variances from prior estimated project revenue and cost and 2) to reduce the likelihood of significant changes to these estimates.

Response: In addition to our existing monthly detailed cost estimate upon receiving construction data from the architects, we have hired additional competent professionals to ensure early identification of variances from prior estimated project revenue and cost, to reduce the likelihood of significant changes to the estimates.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kirin International Holding, Inc.

/s/ Xin Zheng
Xin Zheng
Chief Financial Officer